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AMERICAS

US Legal Services

J. Neil McMurdie

Senior Counsel

(860) 580-2824

Fax: (860) 580-4844

neil.mcmurdie@us.ing.com

October 6, 2010

BY EDGARLINK

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      Security Life of Denver Insurance Company

Security Life Separate Account L1

Pre-Effective Amendment No. 1 to Registration Statement on Form N-6

Prospectus Title:  ING VUL-DB

File Nos.:  333-168047 and 811-08292

Ladies and Gentlemen:

Security Life of Denver Insurance Company (the “Company”) hereby acknowledges that:

•      Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-captioned filing of a Registration Statement on Form N-6 effective, such action does not foreclose the Commission from taking any action with respect to the filing;

•      The action of the Commission or its staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at 860-580-2824.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

Windsor Site One Orange Way, CIS Windsor, CT 06095-4774	ING North America Insurance Corporation